TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

082-01571

RECEIVED

2008 JUN 25 A 9:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Citigroup Global Markets UK Equity Limited
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	02/06/2008
6. Date on which issuer notified:	04/06/2008
7. Threshold(s) that is/are crossed or reached:	5.00%
8. Notified details:	

SUPPL

PROCESSED
JUN 26 2008
THOMSON REUTERS

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0ZSH635	30,981,750	30,981,750	29,688,638	29,688,638	0	4.95%	0.00%

dlw 6/25

08003384

citigroup080605

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
29,688,638	4.95%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***NO. OF DIVIDEND SHARES AWARDED (NOTE 3)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
CHRISTOPHER BELL	25	12	61	2,313
JOHN O'REILLY	25	12	61	2,313
PDMRs				
MIKE O'KANE	25	12	61	2,313
MICHAEL NOBLE	25	12	61	2,313
RICHARD AMES	24	11	10	490
BRYAN TAKER	25	10	5	339

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 JUNE 2008 AT 302.25P PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.
3. SHARES PURCHASED PURSUANT TO THE DIVIDEND PAID ON 2 JUNE 2008.

END